FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 16, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: BNFL Fuel Contracts Agreed dated May 16, 2003





               BRITISH ENERGY EXCHANGES FUEL CONTRACTS WITH BNFL

British Energy announces that it has exchanged the last of the suite of contracts covering front-end and back-end fuel services, required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002.

The front-end contracts became effective on 1 April 2003 but may be terminated if the proposed restructuring is not completed. The back-end contracts are conditional on completion of the restructuring but under the terms of the Standstill Agreement announced on 14 February 2003, pending formal implementation of the new back-end contracts, payments from British Energy to BNFL will be made as if the new back-end contracts had become effective on 1 April 2003. These arrangements reflect the heads of terms announced on 28 November 2002.

As signposted on 14 February 2003, new contracts have also been entered into by British Energy for the sale of all of its enriched and natural uranium stocks to BNFL and their on-going supply and procurement by BNFL.

BNFL has purchased from British Energy the majority of its existing uranics stocks for c. GBP 50 million and will provide British Energy with a full uranics supply service in the future. The remaining stocks will be purchased by BNFL later this year for an expected price of c. GBP 15 million.

Under the new lifetime arrangements which are terminable after an initial period of 7 years, BNFL will supply the uranics required for British Energy's AGR stations in England and will also supply enriched uranium for PWR fuel fabrication. BNFL will continue to supply uranics for British Energy's AGR stations in Scotland under existing arrangements until 2006, when similar arrangements to those applicable in England will take effect.

In addition, British Energy has entered into an agreement whereby it will provide implementation support services to the BNFL Group for a fee of GBP 10 million per annum plus certain incremental costs. The project is expected to be completed by 31 March 2005.

In view of the recent rise in the Company's share prices the Company wishes to draw the following statement to shareholders' attention. The proposed restructuring remains subject to a large number of significant uncertainties. If for any reason British Energy is unable to implement the restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. If the restructuring is completed, even then the return, if any, for shareholders will represent a very significant dilution of their existing interests



Contacts:

Andrew Dowler       Financial Dynamics, Media                020 7831 3113
Paul Heward         British Energy, Investor Relations       01355 262 201

Website: www.british-energy.com




Notes:

As announced on 28 November 2002, the principal payment terms of the new front-end and back-end fuel services contracts with BNFL are as follows:

With respect to the front-end fuel fabrication services:

  - a payment of GBP 28.5 million fixed per annum until 2006, but discounted on a variable basis in accordance with wholesale baseload electricity prices to a minimum payment of GBP 13.5 million per annum at a market price of GBP 15/MWh. The fixed starting price falls to GBP 25.5 million thereafter and is also subject to the discounting mechanism; and

  - a payment of GBP 191,000 per tonne of AGR fuel delivered.

  - With respect to the back-end fuel services (for fuel loaded into British Energy's AGR reactors after the restructuring has become effective - i.e. new spent fuel):

  - a payment of GBP 150,000 per tonne of uranium in AGR fuel, payable on loading of such new spent fuel into one of British Energy's AGR reactors;

  - a rebate/surcharge against the payment equivalent to 50% of the difference between the market baseload price in a year and GBP 16.00 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price used in the calculation will not be less than GBP 14.80 and not more than GBP 19.00 per MWh;

  - if the market baseload price exceeds GBP 19.00 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price in a year and GBP 19.00 per MWh multiplied by the MWh produced in the AGR fleet in that year. The market baseload price used in that calculation will not be less than GBP 19.00 and not more than GBP 21.00 per MWh; and

  - BNFL will assume title to new spent fuel on delivery to BNFL from British Energy.

All of the above monetary amounts are indexed to the Retail Price Index.

Regular payments under the contracts relating to fuel loaded into British Energy AGR reactors prior to the restructuring becoming effective (historic spent fuel) will, subject to completion of the restructuring, be met by the UK Government.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 16, 2003                         BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations